June 6, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:  Sonia Bednarowski

Re:                             Kiniksa Pharmaceuticals, Ltd.
                                                Registration Statement on Form S-3
                                                Filed June 3, 2019
                                                Registration No. 333- 231910

Dear Ms. Bednarowski:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 10, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Kiniksa Pharmaceuticals, Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Nathan Ajiashvili at Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 781.431.9100

www.kiniksa.com

Very truly yours,

KINIKSA PHARMACEUTICALS, LTD.

/s/ Thomas Beetham
Thomas Beetham

cc:                                Johan V. Brigham, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP